Exhibit 99.9

NICE COMPASS Automated Call Extraction Capability Speeds Response
to Financial Regulatory Requests

As investigation requests from regulators become more frequent and increasingly far reaching,
NICE COMPASS helps FSOs avoid fines by adhering to mandated response times

Hoboken, N.J. – January 18, 2018 – As regulations become more prescriptive around the need to answer regulator requests for information, financial services organizations (FSOs) are increasingly required to provide investigation data within mandated time periods, or risk fines. MiFID II, Dodd-Frank and FX Global Code of Conduct are not only placing greater demands on FSOs to accurately record large volumes of trade conversations, they also mandate that FSOs provide this information in a more timely manner, in some cases within a mandated 72-hour period. To help FSOs adhere to this strict requirement, NICE (Nasdaq: NICE), a leading provider of financial communication compliance and trade reconstruction solutions, has added an Automated Call Extraction capability to its NICE COMPASS solution suite.

Investigation requests from regulators are becoming broader, more frequent, and increasingly far reaching. New regulations, such as MiFID II, will only add to the workload for FSO compliance managers in the United Kingdom, Europe, and the U.S. Compounding this, regulators can demand that FSOs turn over tens or even hundreds of thousands of calls, spanning many months or years, on a moment’s notice. FSOs must respond to these requests within mandated time periods, or risk punitive fines and reputational damage.

As regulatory investigation requests continue to rise, the manual data extraction methods commonly employed by FSOs will no longer be viable. Today, most FSOs rely on cumbersome data extraction methods that are both time-consuming and prone to error. Furthermore, if a trader works in multiple locations, recordings could be stored in different systems that aren’t easily accessible. By the time a compliance manager extracts the required recordings, there’s little time left to review and verify the records before turning them over to the regulator. This puts the FSO at risk of providing wrong information, too much information, or incomplete information.

 “Regulations are placing tremendous demands on FSOs to do more, faster, with existing resources, and these demands will only compound with new regulations like MiFID II,” said Chris Wooten, Executive Vice President, NICE. “NICE COMPASS’ Automated Call Extraction helps FSOs automate extraction of high volumes of recorded voice trading communications, so they can respond to regulatory requests within mandated time periods.”

NICE COMPASS’ Automated Call Extraction, which can be easily layered on top of the NICE Trading Recorder (NTR), provides a secure, auditable solution for responding to complex regulator requests, especially those involving large volumes of voice trading communications. Compliance managers can quickly and easily find, retrieve and export all relevant conversations for a compliance investigation, by submitting one query, even if the communications were captured on different recorders at different locations, over extended periods of time. Voice recordings can be extracted in a fraction of the time, giving compliance managers ample time to review and verify data before responding to the regulator.

NICE COMPASS’ Automated Call Extraction Capability can support highly complex and large investigations, enabling millions of recordings to be downloaded in a single day, with no impact on active recording. A compliance manager simply builds a query within the NICE COMPASS Automated Call Extraction application and is later notified when the job is done. Voice recordings are automatically decrypted and downloaded in a standard, playable format, along with associated call metadata.

FSO compliance and information technology executives and managers interested in learning more are invited to attend a complimentary webinar on Automating Call Extractions for Regulatory Investigations on February 8 at 10 am EST / 15:00 GMT. Register online at www.HolisticSurveillance.com/Webinars.

NICE COMPASS, together with NICE Trading Recording (NTR), provides a comprehensive solution for recording all communications (front office and back office, fixed and mobile), and for assuring complete compliance with financial regulations. Most of the world's leading banks rely on the NTR solution for reliable communications recording for turrets, desk phones, mobile phones, and Unified Communications platforms. NICE COMPASS and NTR are part of NICE's comprehensive suite of compliance solutions for the financial services industry.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, +1-551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.